Re: Expert Systems, Inc.
October 1, 2004


                                October 12, 2004

To:  H. Christopher Owings
     United States Securities and Exchange Commission
     Division of Corporation Finance
     450 Fifth Street, N.W.
     Washington, D.C. 20549

Re:  Expert Systems, Inc.
     Form SB-2 filed September 2, 2004
     File No.: 333-118799


Dear Mr. Owings:

     The following are the Company's responses and revisions to its filing pursuant to your letter dated September 30, 2004:

Prospectus
-----------
Cover Page
-----------

1. Please clarify, in the second paragraph, whether the registrant is also reserving discretion to terminate the offering in less than 90 days even if more than the minimum amount of proceeds but less than the maximum has been received.

     The registration statement has been amended, accordingly on page 2 to state:

          Expert Systems, Inc. in its sole discretion may terminate the offering prior to ninety days from the date of this prospectus even if more than the minimum amount of proceeds but less than the maximum has been raised.

2. State also whether the registrant is reserving the right to extend the offering period beyond the original 90 days. In that case, state the maximum outside date beyond which the offering will not be extended.

     The registration statement has been amended, accordingly on page 2 to state:

          The Company will not extend the offering period beyond 90 days from the effective date of this prospectus.

3.   State  briefly,   with  a  cross-reference  to  more  complete  information
     elsewhere, which persons at the company will make the selling effort and what methods they will use.

     The registration statement has been amended, accordingly on page 2 to state:

          The shares are intended to be sold directly through the efforts of Messrs. Brandon Winton and William Brent Griffin, the officers and directors of ESI. See "Plan of Distribution" on page 9.

4. The statement that Expert Systems does not plan to use this prospectus before the effective date creates an implication that his plan may change, and should be deleted. Since use of the prospectus prior to the effective date is expressly prohibited in any case, the purpose of the statement is unclear.

     The statement in question has been stricken from the amended registration statement.

5. Please delete the last sentence of the third paragraph, referring to the absence of exchange of Nasdaq listings.

     The sentence has been deleted from the amended registration statement.


Summary Information and Risk Factors - pages 5-11
--------------------------------------------------

6. Your summary financial information presented on page 6 includes operations data for the three months ended June 30, 2004 and 2003. Please explain to us why the amounts for the three months are the same as those for the six months ended June 30, 2004 and 2003, per your statement of operations on page 40. If this is a result of not having any activity during the first three months of each year, please explain. If it is a typographical error, please revise.

     The summary information presented on page 5 includes data for the six months ended June 30, 2004 and 2003. Reference to three months was inaccurate and has been amended, accordingly.

7.   Please  clarify  that  the  company's   auditors  have  included  in  their
     certificate on the company's financial statements a qualification for its ability to continue as a going concern.

     A risk factor addressing the auditors' concern is present under the subheading "ESI's Independent Auditors Have Qualified Their Report To Express Substantial Doubt About Our Company's Ability To Continue As A Going Concern," on page 6 of the registration statement.

Risk Factors - page 7-11
-------------------------

8. Please delete the last sentence of the second paragraph, which mitigates the risk discussed.

     The sentence has been deleted from the amended registration statement.

9. In the third risk factor discussion, clarify, both in the headnote and the text, that the auditors have qualified their certificate to express their doubt about the company's status as a going concern.

     The disclosure has been amended, accordingly, to read:

          ESI'S INDEPENDENT AUDITORS HAVE QUALIFIED THEIR REPORT TO EXPRESS SUBSTANTIAL DOUBT ABOUT OUR COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN.

          ESI has yet to commence its planned operations. As of the date of this Prospectus, ESI has had only limited start-up operations and generated no revenues. Taking these facts into account, the independent auditors of ESI have expressed substantial doubt about ESI's ability to continue as a going concern in the independent auditors' report to the financial statements included in the registration statement, of which this prospectus is a part. If ESI's business fails, the investors in this offering may face a complete loss of their investment.

10. Please revise the fourth risk factor discussion, both in the headnote and in the text, to eliminate references to the company's operating results, and to clarify rather that the company has had no operations to date, and may not succeed in ever having any.

     The Company has determined that this risk factor is inapplicable, at this time and has thus been removed from the registration statement.

11. Further revise this discussion to eliminate the reference to securities analysts, which may be speculative, and the reference to factors which may affect their analysis, which is also presumptive.

     In reference to the Company's response to comment 10, above, the Company has determined that this risk factor is inapplicable, at this time and has thus been removed from the registration statement.

12. Provide an additional, separate risk factor which discusses the likelihood of severely limited trading in the company's stock, or the possibility that no market at all may develop.

     The following risk factor has been added to the registration statement on page 8:

          YOU MAY NOT BE ABLE TO SELL YOUR SHARES IN OUR COMPANY BECAUSE THERE IS NO PUBLIC MARKET FOR OUR STOCK.

          There is no public market for our common stock. Our common stock is currently held amongst a small community of shareholders. Therefore, the current and potential market for our common stock is limited. Although we expect to undertake steps that would create a publicly traded market for our stock, the liquidity of our shares may be severely limited. ESI cannot guarantee that a meaningful trading market will develop.

13. An additional risk factor should discuss the apparent likelihood that the stock will not be listed on any exchange or on NASDAQ. Discuss the effects on trading of the absence of such listings. We have noted the later discussion of "penny stock" regulation.

     The following risk factor has been added to the registration statement on page 8:

          YOU MAY NOT BE ABLE TO SELL YOUR SHARES IN OUR COMPANY BECAUSE OUR COMMON STOCK IS NOT LISTED ON ANY EXCHANGE.

          Our common stock is currently not quoted on any nationally recognized exchanges or trading systems. Although we expect to undertake steps to attain listing on an exchange for our stock, ESI cannot assure you that such listing will be attained. In the absence of being listed, no market is available for investors in our common stock to sell their shares.

14. Again, at the last paragraph of the risk factor discussion of seasonality, delete the reference to public market analysts, which is speculative.

     Such paragraph has been removed from the amended registration statement.

15. Please expand the risk factor discussion of competitive pressures to identify at least the broad categories of your competitors, and to clarify whether competitors offer the Swing Plane product of other versions of the same product.

     The risk factor "Because of competitive pressures..." has been amended to read as follows:

          ESI is entering a highly competitive market segment. Our expected competitors include several larger and more established companies in the instructional golf product niche or the market for golf merchandise in general. Generally, ESI's actual and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources and greater name recognition. Therefore, these competitors have a significantly greater ability to attract clients. In addition, many of these competitors may be able to devote greater resources than ESI to the development, promotion and sale of services. Our sole product, the Swing Plane, Plane Stick, is marketed by our current and potential competitors, which could result in significant price competition. In addition, there are many competing products offered by competitors that offer similar benefits as the Swing Plane, which may result in loss of sales to newer or superior products. There can be no assurance that ESI's current or potential competitors will not develop products and services comparable or superior to those to be offered by us. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would materially and adversely affect ESI's business, results of operation and financial condition.

16. Include at your risk factor discussion of dilution a cross-reference to the table or text discussion illustrating various levels of dilution on difference assumptions.

     The following cross-reference has been added to page 8, as advised: "See `Dilution' on page 10."

17. Expand the sub-heading "The stock of ESI is a speculative investment that may result in losses to investors" to indicate specifically that there can be no assurance that a trading market will develop.

     The Company has added two risk factors under the sub-headings "You may not be able to sell your shares in our company because there is no public market for our stock" and "You may not be able to sell your shares in our company because our common stock is not listed on any exchange," in accordance with comments 12 and 13, above, both of which address the speculative nature that no trading market currently exists nor may develop in the future. To prevent unnecessary repetition, the Company has not expanded the sub-heading "The stock of ESI is a speculative investment that may result in losses to investors."

Use of Proceeds - page 11
--------------------------

18. We note that at Part II expenses of the offering are estimated at approximately $8,000. Please reconcile.

     The offering expenses set forth on page 48 were inaccurate and has been amended.

Legal Proceedings - page 14
----------------------------

19. Please state also in this section whether there are any pending legal proceedings against the company.

     The following statement has been added to page 11 of the registration statement: "There are no pending legal proceedings against the Company."


Description of Business - page 18
----------------------------------

20. We note the statement later in the prospectus that the Plane Stick is currently being assembled in China. Please advise, to the extent known to the registrant, of the current status of this assembly, and the source of the registrant's information.

     The following sentence has been added to the amended registration statement on page 14: "According to Swing Plane Enterprises, the Plane Stick is currently being manufactured by a third-party in Ningboo, China."

21. Please also advise whether the registrant knows when Plane Stick would be able to commence deliveries of the product to it. If the company can reasonably anticipate difficulties in production or supply, or delays in delivery, which could affect its operations, please explain.

     The following sentence has been added to the amended registration statement on page 14:

          ESI believes that the Plane Stick is available for fulfillment from Swing Plane Enterprises. However, ESI has no control over the manufacturing process of the Plane Stick; thus, ESI is unaware of any current or anticipated difficulties in the production or supply or delay in deliveries of the Plane Stick.


Management's Discussion and Analysis - page 21
-----------------------------------------------

22. Please disclose whether you have any off balance sheet arrangements. Refer to Item 303(c) of Regulation S-B.

     The  following   sentence  has  been  added  to  page  17  of  the  amended registration statement:

          "ESI does not have any off-balance sheet arrangements."

Plan of Operation
------------------

23. Clarify, if true, that the company has no obligation to acquire any minimum quantities of the Swing Plane, whether in a particular time period or otherwise, from its licensor.

     The registration statement has been amended on page 18 to incorporate the following sentence: "We are not obligated to purchase any minimum quantity of the Swing Plan, whether in a particular time frame or otherwise, from Swing Plane Enterprises."

Financial Statements
---------------------

Audited Financial Statements for the Years Ended December 31, 2003 and 2002
----------------------------------------------------------------------------

Independent Auditors' Report, page 28
-------------------------------------

24. Your independent auditors' reissued report dated January 22, 2004, included in this registration statement, does not appear to meet the requirements of Auditing Standard No. 1, References in Auditing Reports to the Standards of the Public Company Accounting Oversight Board. Please refer to the Commission's Release Nos. 33-8422; 34-49708; FR-73 dated May 14, 2003 available at www.sec.gov.

     The Company's independent auditors have reissued their January 22, 2004 report, which is contained on page 26 of the amended registration statement.

Statement of Operations, page 31
---------------------------------

25. SFAS 128 requires the disclosure of basic and diluted earnings per share on the face of the statement of operations. Please disclose the require information, as applicable, listed on paragraphs 36 through 41 of that Statement. Finally, ensure that you update your summary financial information and your statement of operations for the six months ended June 30, 2004 and 2003 with earnings per share information.

     The financial statements have been revised to provide the requisite disclosure. Additionally, such disclosure has been added to the summary financial information portion on page 5 of the amended registration statement.


Statement of Changes in Stockholders' Equity (Deficit), page 32
----------------------------------------------------------------

26. It appears that the $(6,594) deficit for the year ended December 31, 2003 should be a positive number, which would also agree with your balance sheet. Please remove the brackets if necessary. Additionally, please revise the heading of Note 3 to read Stockholders' Equity rather than Stockholders' Deficit.

     The Statements of Stockholders' Equity on pages 29 and 40 of the amended registration statement have been amended to delete the brackets placed in error. In addition, Notes 3 (pages 33 and 44) and the tables of contents (pages 25 and 36) have been amended similarly.

27. Please revise the language of the heading in your statement to reflect all period presented. The heading should include both the period April 16, 2002 through December 31, 2002 and the year ended December 31, 2003. In addition, please correct your index to the financial statements on page 28 to correspond to two separate periods for your statement of changes in stockholders equity.

     Such headings have been amended, as appropriate, on pages 29 and 40. 28. It appears you used the par value of your common stock as your determination of fair value for common stock issued to each of your directors. We noted that you had two separate stock issuances to unrelated third parties, and in each of those issuances the price per share was four cents. Furthermore, we note you are proposing an offering price of five cents per share for this registered public offering. It does not appear that par value would be a good fair value method to assign value to the stock issued for services. Please note that such value should reflect the fair value of the common stock or the fair value of services rendered, whichever is more readily determinable. Please provide us with the objective evidence that you evaluated that supports your determination.

     The shares issued for services were issued to founders and officers and directors of the Company, both of whom had access to all material information regarding the Company. The services were valued at a rate negotiated between the Company and its principals. The resultant value of the common stock is a rate of $0.001 per share. Additionally, the founders invested their efforts in a new business venture without guarantee of receiving a return.

     In the case of shares issued in exchange for cash, the Company negotiated with unrelated third parties to receive a predetermined sum of cash for a predetermined amount of common shares of the Company. As a result of the calculation of shares divided by cash, the price per share equaled $0.04.

     All shareholders to date have received common stock restricted from resale under the provisions of Rule 144. No guarantee was provided to these investors that they would be able to sell their shares, or in the even they were able to sell their shares, that they would receive a return greater than their investment.

Notes to Financial Statements
------------------------------

Note 2 - Summary of Significant Accounting Policies
----------------------------------------------------

Development Stage Company - page 34
------------------------------------

29. We note on page 34, as well as on page 43, your disclosure that the "Company has devoted substantially all of its efforts to business planning, research and development." However, on page 20 in your Description of Business section you state, "We do not conduct any research and development activities." Please clarify and revise your disclosures as necessary.

     The registration statement has been clarified on page 16 to state: "We did not spend any amount on research and development activities."

Note 4 - Going Concern
-----------------------

30. Please tell us what consideration you gave to the disclosure suggestions of AU 341.10 of the AICPA Professional Standards, given your auditor's conclusion that there is substantial doubt about your ability to continue as a going concern for a reasonable period of time. We may have further comments.

     Bagell, Josephs & Company, L.L.C. state as follows:

          When the going concern opinion was provided, we considered several criteria including the fact that the company was in the development stage, needed to raise equity to carry out its business plan, and had less than 1 year of cash in the bank to sustain current operations. Going concern covers a one year period of time, and if the company cannot raise money or merge, substantial doubt does exist for the company to continue as a going concern one year out.


Reviewed Financial Statements for the Periods Ended June 30, 2004 and 2003
---------------------------------------------------------------------------

Accountants' Review Report - page 38
-------------------------------------

31. Your accountants' review report dated July 20, 2004, which is included in this registration statement, does not appear to meet the requirements of Auditing Standard No. 1, References in Auditing Reports to the Standards of the Public Company Accounting Oversight Board. Please refer to the Commission's Release Nos. 33-8422; 34-49708; FR-73 dated May 14, 2004 available at www.sec.gov.

     The Company's independent auditors have reissued their January 22, 2004 report, which is contained on page 26 of the amended registration statement, per comment 24, above.


Reviewed Statements of Operations - page 40
-------------------------------------------

32. Please revise the period headings to read 2004 and 2003 instead of 2003 and 2002.

     The period headings have been revised, accordingly.


Reviewed Statement of Changes in Stockholders' Equity (Deficit) - page 41
--------------------------------------------------------------------------

33. It appears that the $(6,594) deficit for the year ended December 31, 2003 should be a positive number, which would also agree to your balance sheet. Please remove the brackets if necessary. Additionally, please revise the heading of note 3 to read Stockholders' Equity as opposed to Stockholders' Deficit.

     Please refer to the Company's responses to the Commission's comments 26 and 27, above.

Part II
--------

Recent Sales of Unregistered Securities
----------------------------------------

34. In each case where securities were issued for services rendered, give a brief description of the nature of the services rendered.

     The registration statement has been amended to insert the following information:

          Mr. Winton received compensation in the form of common stock for performing services related to the formation and organization of our Company, including, but not limited to, designing and implementing a business plan and providing administrative office space for use by the Company; thus, these shares are considered to have been provided as founder's shares. Additionally, the services are considered to have been donated, and have resultantly been expensed and recorded as a contribution to capital.

          Mr. Griffin received compensation in the form of common stock for performing services related to product line and merchandising consultation, as well as introducing us to potential clients. The services are considered to have been donated, and have resultantly been expensed and recorded as a contribution to capital.


Exhibits, page 47
------------------

Exhibit 23.2(b) Consent of Independent Auditor
-----------------------------------------------

35. It appears a consent letter of a different independent auditor for an unrelated registration statement was included in your filing. Please amend your filing to include the appropriate consent.

     The registration statement has been amended to provide a proper current consent letter from Bagell, Joseph s & Company.

Signatures
----------

36. The registration statement must also be signed by the company's controller or principal accounting officer and by the company's principal financial officer.

     The signature page of the registration statement has been revised, accordingly.

General
-------

37. Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

          o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

          o The action of the Commission or the staff, pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

          o The company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

          o In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporate Finance in connection with our review of your filing.

         Duly noted.

     Thank you for your expedient and diligent review of this file. If any further questions or comments should arise, feel free to contact Patrick Deparini or the undersigned at (702) 382-1714.

                                                     Sincerely,
                                                     Harold P. Gewerter, Esq.
     Attachments:

     Form SB-2 amendment 1, marked